SE 02021755 COMMISSION
49

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8 - 49360

RECEIVED MAY 22 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **CROSSHILL FINANCIAL GROUP, INC.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 K STREET, N.W. SUITE 1450
(No. and Street)

WASHINGTON D.C. 20006
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STUART J. YARBROUGH (202)296-1789
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1700 K STREET, NW, SUITE 504, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 24 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, STUART J. YARBROUGH, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of CROSSHILL FINANCIAL GROUP, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Managing Director
Title

Raquel B. Gonzaga
Notary Public

RAQUEL B. GONZAGA
Notary Public, District of Columbia
My Commission Expires: 9/14/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTE 4 - LEASE COMMITMENTS

The Company leases office space from which its operations are conducted. The lease term is ten years expiring September 30, 2008. The Company has a tenant which sub-leases a portion of this space. The total future minimum lease payments under this lease, net of the payments under the sub-lease, are approximately $667,000 with $102,000 due in the next twelve months.

NOTE 5 - PROFIT SHARING PLAN

During the year the Company terminated its profit sharing plan and did not made any contribution for the year ended December 31, 2001.

NOTE 6 - COMMON STOCK

Common stock has $.01 par value and at December 31, 2001 there were 5,000 shares authorized of which 2,000 were issued and outstanding.

NOTE 7 - INCOME TAXES

The provision for current income taxes consists of:

	Federal	District of Columbia
Current Year Tax Benefit/(Expense)	$ 8,736	$ (464)

NOTE 8 - INVESTMENTS

At December 31, 2001, CrossHill had an equity investment in a company which was not readily marketable and no market value was available, therefore, it is shown on the statement of financial condition at cost.

NOTE 9 - OTHER REGULATORY REQUIREMENTS

The Company is exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(i).